06012750

Dentonia Resources Ltd.

Suite #880 – 609 Granville Street, Vancouver, BC. V7Y 1G5
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

April 10, 2006 File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

Dear Sirs/Mesdames:

Re: News Release dated April 10, 2006

Enclosed is a copy of our News Release dated April 10, 2006 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

Dentonia Resources Ltd.
Suite #880 – 609 Granville Street, Vancouver, BC. V7Y 1G5
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

April 10, 2006

For Immediate Release
TSX Venture: "DTA"

Summary of Winter Drill Program at Lipton Claim Block, Atkinson Gold Project, Detour Lake Mine Area, Porcupine Mining Division, Ontario

The Atkinson Gold Project consists of 4 claim groups located 15 to 20 km south east of the Detour Lake Mine. The Lipton, Vandette, Nash Lake and Atkinson West groups (230 units or 3,680 hectares) extend over an area of 8 x 12km and are overburden covered. The Detour Lake Mine which together with surrounding claims, are currently being explored by Trade Winds Venture Inc. and Pelangio Mines Inc., see their news release of April 5, 2006.

During February and March 2006, Dentonia drilled 10 diamond drill holes on the Lipton claims, totaling 1,493 metres, to test geophysical anomalies and seek confirmation and an extension of gold mineralization discovered by Better Resources in 1996.

This diamond drilling intersected anomalous concentration of gold (greater than 500 ppb or 0.5 g/t) at two stratigraphic levels.

Holes L-06-5, 6, 7, 8, 9, and 10 intersected gold mineralization in mafic volcanic flows (Table 1 below) located stratigraphically above the mineralized zone intersected by Better Resources in 1996. The highest concentration of gold in this strata was 6.17 g/t over a core length of 1.0 metres from hole L-06-10. In this strata gold is commonly associated with trace levels of iron sulphides and thin quartz veins. Gold has been intersected over a strike length of 400 metres.

Table 1: Gold Intersections in Mafic Volcanics

Hole	Easting	Northing	Sample #	From (m)	To (m)	Sample Length (m)	Au (ppb)	Au (g/t)	*Au (g/t)
L-06-5	-655	1220	21213	35.00	35.80	0.80	3157	2.98	
L-06-6	-725	925	25970	61.20	61.70	0.50	762	0.79	
			25994	85.50	87.00	1.50	1514	1.47	
L-06-7	-650	920	25829	37.30	37.70	0.40	635	0.69	
			25868	75.50	76.50	1.00	609	0.58	
L-06-8	-550	937	21082	34.00	35.00	1.00	3065	2.85	
			21083	35.00	36.00	1.00	1124	1.2	
			21084	36.00	37.00	1.00	539	0.51	
L-06-9	-575	900	20940	19.00	20.00	1.00	769	0.79	
			20952	31.00	32.00	1.00	598	0.62	
			20968	47.00	48.00	1.00	1860	1.99	
L-06-10	-582	846	20830	12.50	13.50	1.00	5807	6.17	
			20831	13.50	14.50	1.00	890	0.86	

A second and deeper zone of mineralization was intersected in holes L-06-7, 8, and 9 at or near the contact between the mafic to intermediate volcanics and the underlying felsic volcanic rocks (Table 2 below) and corresponds to the mineralization intersected by Better Resources in 1996 (10.7 g/t Au over a core length of

in 9.0 metres in hole 96-3). Dentonia's best intersection was located in hole L-06-7 with a concentration of 14.01 g/t Au (uncut) over a core length of 7.7 metres. In this zone gold is hosted in felsic tuffs, and felsic intrusive rocks located immediately below the chemical sedimentary unit. Anomalous gold values have been intersected over a strike length of 150 metres in this zone.

Table 2: Gold Intersections at the Mafic Volcanic - Felsic Volcanic Contact

Hole	Easting	Northing	Sample #	From (m)	To (m)	Sample Length (m)	Au (ppb)	Au (g/t)	*Au (g/t)
L-06-7	-650	920	25886	96.50	97.50	1.00	>10000	17.21	17.83
			25887	97.50	98.50	1.00	>10000	74.71	77.42
			25888	98.50	99.50	1.00	394		
			25889	99.50	100.20	0.70	225		
			25890	100.20	101.00	0.80	432		
			25891	101.00	102.00	1.00	564		
			25892	102.00	103.30	1.30	1158	1.10	
			25893	103.30	104.20	0.90	>10000	14.54	15.22
L-06-8	-550	937	21167	120.00	120.60	0.60	1968	1.99	
L-06-9	-575	900	21030	109.00	110.00	1.00	605	0.62	
			21031	110.00	111.00	1.00	9		
			21032	111.00	112.00	1.00	1054	1.13	
			21033	112.00	113.00	1.00	65		
			21034	113.00	114.00	1.00	2860	2.74	

A detailed magnetometer survey is currently being carried out to define trends that may direct further diamond drilling after break-up.

It should be noted that the drill holes, which intersected these zones, were relatively shallow, and that the zones are open along strike, both northeast and southwest, and down dip. Plans for the next phase of drilling are currently being formulated.

The Abitibi Greenstone Belt, in which the Atkinson Gold Project is located, hosts some of the most important gold and base metal mining camps in the Canadian Shield such as Timmins, Kirkland Lake, Rouyn-Noranda, Val d' Or, and Mattagami, and has accounted for almost 70% of Canada's gold production. The Detour Lake Mine produced 1,700,000 ounces of gold between 1983 and 1999 and is located approximately 15 - 20 kilometers north west of the project area.

Dentonia's exploration programs at the Atkinson Gold Project are conducted under the directions of Paul R. Nicholls, P. Eng. (Ontario), an independent consultant.
*Second set of assays

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

Investor Relations:
John Chalcraft Tel: (604) 541-1995; Toll Free: 1 (800) 540-1995 Facsimile: (604) 682-1144
Email: johnchalcraft@shaw.ca or dentonia@telus.net Website: www.dentonia.net